UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

GUIDANCE SOFTWARE, INC.

(Name of Subject Company)

GUIDANCE SOFTWARE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

401692108
(CUSIP Number of Class of Securities)

Alfredo Gomez
General Counsel
Guidance Software, Inc.
1055 E. Colorado Boulevard
Pasadena, California 91106-2375
(626) 229-9191

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Julian Kleindorfer
David Zaheer
Latham & Watkins LLP
355 South Grand Avenue, Suite 100
Los Angeles, California 90071-1560
(213) 485-1234

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Guidance Software, Inc., a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2017 (the “Initial Schedule 14D-9”).  The Initial Schedule 14D-9 and this Amendment  relate to the tender offer by Galileo Acquisition Sub Inc., a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“Parent”), to purchase any and all shares of the Company’s common stock, par value $0.001 per share (the shares of such common stock, the “Company Shares”), at a purchase price of $7.10 per Company Share (the “Offer Price”) net to the seller thereof in cash, without interest, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”).  The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on August 8, 2017, as amended on August 15, 2017.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Initial Schedule 14D-9.  The information in the Initial Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Initial Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.  The Solicitation or Recommendation

The Company is hereby disclosing certain additional information (the “Supplemental Disclosures”) in response to the first four of the five putative class action complaints, and the motion for preliminary injunction filed on August 16, 2017 by plaintiff in the action captioned, Bryan Lazzaro v. Guidance Software, Inc., et, al, (No 17-cv-06035), solely for the purpose of mooting the allegations contained therein. The Company denies the allegations of the five class action complaints, and denies any violations of law. The Company believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required. The Company is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation.  Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the Supplemental Disclosures.

The information set forth in Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•                  in the section entitled “Background and Reasons for the Recommendation” by amending and restating the third full paragraph on page 20 under the sub-section entitled “Background of the Offer”  as follows:

On November 29, 2016, Party F entered into a confidentiality agreement in connection with the sale process, which included a standstill provision that permitted Party F to make a private acquisition proposal to the Company Board or the Chief Executive Officer of the Company. As of December 5, 2016, in addition to the indication of interest from Party A described above, Morgan Stanley had received the following indications of interest:

•                  Party D proposed to acquire the Company for a purchase price at or above $7 per share of the Company’s common stock. Party D had indicated that it would be able to enter into a potential acquisition with the Company on an expedited basis.

•                  Party G proposed to acquire the Company for a purchase price of $7.10 per share. Party G had indicated that it would be able to enter into a potential acquisition with the Company on an expedited basis.

•                  in the section entitled “Summary of Financial Analyses” by amending and restating the first full paragraph on page 35 under the sub-section entitled “Public Trading Analysis” as follows:

“For purposes of this analysis, Morgan Stanley analyzed:

•                  the ratio of aggregate value (“AV”) (calculated as the market value of equity plus total debt, net of cash and cash equivalents) to estimated revenue, which we refer to as AV / Revenue Ratio, for each of calendar year 2017 and calendar year 2018; and

•                  the ratio of AV to estimated EBITDA (“EBITDA”) (calculated as net income excluding net interest expense, income tax expense and certain other non-cash items, principally depreciation, amortization and stock-based compensation, and non-recurring items, and, for purposes of this section titled “Opinion of the Company’s Financial Advisor,” with respect to the Company, “EBITDA” has the same meaning as “Adjusted EBITDA” as defined in the section titled “Certain Unaudited Prospective Financial Information of the Company” below), which we refer to as AV / EBITDA Ratio, for each of calendar year 2017 and calendar year 2018.

Results of the analysis were presented for the comparable companies, as indicated in the following tables:

AV / Revenue Ratios:

	CY2017E AV / Revenue*	CY2018E AV / Revenue*
Security Companies:

Absolute Software Corporation	2.3x	2.0x
Check Point Software Technologies Ltd.	7.6x	7.1x
F-Secure Corporation	3.1x	2.8x
FireEye, Inc.	4.6x	4.2x
Fortinet, Inc.	4.2x	3.6x
Imperva, Inc.	4.6x	3.9x
Qualys, Inc.	6.2x	5.3x
Symantec Corporation	4.8x	4.4x
VASCO Data Security International, Inc.	2.4x	2.2x
Zix Corporation	4.5x	4.0x

Small Capitalization Software Companies:

Avid Technology, Inc.	0.9x	0.9x
Bazaarvoice, Inc.	1.9x	1.8x
Marin Software Incorporated	N.A.	N.A.
ServiceSource International, Inc.	1.3x	1.3x

AV / EBITDA Ratios:

	CY2017E AV / EBITDA*	CY2018E AV / EBITDA*
Security Companies:

Absolute Software Corporation	25.7x	18.1x
Check Point Software Technologies Ltd.	13.7x	13.0x
F-Secure Corporation	31.6x	18.5x
FireEye, Inc.	N.M.	41.7x
Fortinet, Inc.	20.7x	16.8x
Imperva, Inc.	45.5x	32.4x
Qualys, Inc.	19.6x	15.8x
Symantec Corporation	11.1x	9.3x
VASCO Data Security International, Inc.	27.7x	23.8x
Zix Corporation	16.6x	14.1x

Small Capitalization Software Companies:

Avid Technology, Inc.	7.7x	8.0x
Bazaarvoice, Inc.	21.5x	14.5x
Marin Software Incorporated	N.A.	N.A.
ServiceSource International, Inc.	20.6x	13.3x

      * Ratios that were not available labeled as “N.A.” and ratios that were not meaningful labeled as  “N.M.”

Summary Statistics	CY2017E AV / Revenue*	CY2018E AV / Revenue*	CY2017E AV / EBITDA*	CY2018E AV / EBITDA*
Security Companies:
Low	2.3x	2.0x	11.1x	9.3x
High	7.6x	7.1x	45.5x	41.7x
Median	4.5x	4.0x	20.7x	17.4x
Small Capitalization Software Companies:
Low	0.9x	0.9x	7.7x	8.0x
High	1.9x	1.8x	21.5x	14.5x
Median	1.3x	1.3x	20.6x	13.3x

*Excluding certain transactions for which the ratio was not meaningful or not available.

•                  in the section entitled “Summary of Financial Analyses” by amending and restating the second full paragraph on page 36 under the sub-section entitled “Discounted Equity Value Analysis” as follows:

“Morgan Stanley performed a discounted equity valuation analysis, which is designed to provide insight into the potential future equity value of a company as a function of such company’s estimated future financial performance. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value of such company’s equity value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per Company Share on a standalone basis. To calculate the discounted equity value, Morgan Stanley used an estimate of net cash as of the end of the second quarter of calendar year 2019 of $28.5 million and calendar year 2019 revenue and EBITDA estimates based on the July 2017 Management Projections. Morgan Stanley applied a range of forward multiples (derived from the public trading analysis above and Morgan Stanley’s application of its professional judgment and experience) to these estimates and applied a discount rate of 9.9%, which rate was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect an estimate of the Company’s cost of equity.”

•                  in the section entitled “Summary of Financial Analyses” by amending and restating the first paragraph on page 37 under the sub-section entitled “Discounted Cash Flow Analysis” as follows:

“Morgan Stanley used estimates from the July 2017 Management Projections and extrapolations from the July 2017 Management Projections for purposes of the discounted cash flow analysis, as more fully described below. Morgan Stanley calculated the present value of estimated unlevered free cash flows for the Company for the period from the third quarter of 2017 through the fourth quarter of 2017 and each of the calendar years 2018 through 2024. Morgan Stanley also calculated a range of terminal values for the Company by applying a perpetual growth rate ranging from 1.5% to 2.5% to the estimated unlevered free cash flows of the Company after the year 2024. Morgan Stanley selected this perpetual growth rate range based on the application of Morgan Stanley’s professional judgment and experience. The estimated unlevered free cash flows and the range of terminal values were then discounted to present values at July 25, 2017 using a range of discount rates from 8.9% to 10.9%, which range of discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, including the application of the Capital Asset Pricing Model to derive the Company’s cost of equity, to reflect the Company’s estimated weighted average cost of capital.”

•                  in the section entitled “Summary of Financial Analyses” by replacing the first table on page 38 in the sub-section entitled “Precedent Transactions Analysis” under the heading “Precedent Multiples” with the following:

Date Announced	Acquiror	Target	AV / LTM Revenue Ratio	AV / NTM Revenue Ratio	AV / NTM EBITDA Ratio*
May 30, 2017	Vista Equity Partners	Xactly Corporation	5.6x	4.8x	N.M.
May 1, 2017	ESW Capital, LLC	Jive Software, Inc.	1.7x	1.7x	15.5x
September 8, 2016	Google Inc.	Apigee Corporation	6.0x	4.6x	N.M.
July 13, 2016	Thoma Bravo, LLC	Imprivata, Inc.	4.0x	3.5x	N.M.
May 31, 2016	Accel-KKR	SciQuest, Inc.	3.6x	3.4x	17.4x
May 2, 2016	Oracle Corporation	Opower, Inc.	3.5x	3.3x	N.M.
April 19, 2016	Experian plc	CSIdentity Corporation	3.5x	3.0x	12.0x
August 10, 2015	Envestnet, Inc.	Yodlee, Inc.	6.0x	4.7x	41.7x
May 25, 2015	CA Technologies	Rally Software Development Corp.	5.0x	4.2x	N.M.
May 5, 2015	Pitney Bowes Inc.	Borderfree, Inc.	3.1x	2.7x	N.M.
April 30, 2015	Francisco Partners	ClickSoftware Technologies Ltd.	3.1x	2.8x	N.M.
February 10, 2015	Vector Capital	Saba Software, Inc.	2.7x	2.5x	N.M.
December 5, 2014	Open Text Corporation	Actuate Corporation	2.6x	3.2x	N.M.
April 7, 2014	GTCR Valor Companies, Inc.	Vocus, Inc.	2.4x	2.4x	33.3x
January 30, 2014	Dassault Systemes SA	Accelrys Inc.	3.8x	3.1x	15.6x
November 7, 2013	Autodesk Inc.	Delcam plc	3.2x	3.0x	21.8x
June 24, 2013	Thoma Bravo, LLC	Keynote Systems, Inc.	2.7x	2.6x	20.8x
January 17, 2012	Blackbaud, Inc.	Convio, Inc.	3.7x	3.2x	23.6x
December 8, 2011	IBM	DemandTec, Inc.	5.0x	4.6x	N.M.
November 30, 2011	Synopsys, Inc.	Magma Design Automation, Inc.	3.4x	2.8x	11.2x
September 27, 2011	Permira Funds	Renaissance Learning, Inc.	3.5x	3.4x	10.8x
April 7, 2011	Parametric Technology Corporation (now PTC)	MKS Inc.	4.2x	3.4x	19.5x
August 13, 2010	IBM	Unica Corporation	4.3x	3.6x	19.7x
June 3, 2010	Thoma Bravo, LLC	SonicWALL, Inc.	2.4x	2.1x	10.6x
June 2, 2010	Sonic Solutions	DiVX, Inc.	2.6x	2.3x	20.3x
March 8, 2010	CCMP Capital Advisors, LLC	Infogroup Inc.	1.3x	1.2x	5.8x

*Ratios that were not meaningful labeled as “N.M.”

Item 8.  Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph at the end of the subsection “Certain Litigation”:

“On August 31, 2017, a fifth complaint was filed in the Central District of California, captioned Aniket Schneider v. Guidance Software, Inc., et al (No. 17-cv-06469). The complaint alleges that the Initial Schedule 14D-9 was rendered materially incomplete and misleading by omitting certain information. It seeks, among other things, an injunction preventing the Company from closing the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Guidance Software, Inc.

By:	/s/ Alfredo Gomez
Name: Alfredo Gomez
Title: General Counsel

Dated: September 1, 2017